FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
the Securities Exchange Act of 1934

For the month of May, 2002

Rio Narcea Gold Mines Ltd
(Translation of registrant's name into English)

Avda. del Lloniello, 13-Bajo 33860 Salas, Asturias Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ______

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rio Narcea Gold Mines, Ltd.
(Registrant)

Date: May 22, 2002

By: [signature]
[Print] Name: A. Lavandeira
Title: President & CEO

KAK/master forms/form 6-K

RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com

NEWS RELEASE

May 22, 2002

Trading Symbol: TSE: RNG

RIO NARCEA AWARDS THE FEASIBILITY STUDY TO MDM FOR ITS CORCOESTO GOLD PROJECT

Toronto – Alberto Lavandeira, President and Chief Executive Officer of Rio Narcea Gold Mines, Ltd. ("Rio Narcea"), is pleased to announce that Rio Narcea has awarded the feasibility study of its Corcoesto gold project to Metallurgical Design and Management (Pty) Ltd. ("MDM") of South Africa. MDM is currently completing the bankable feasibility study of Rio Narcea's Aguablanca Ni-Cu-PGM project in southwestern Spain. The Corcoesto project is located near the center of the Malpica gold belt in the Galician region of northwestern Spain, approximately 215 kilometers from the El Valle Mine.

MDM is an engineering firm with extensive experience in the design and construction of mineral projects. Some of the gold projects they have worked on include: Morila in Mali, Tarkwa in Ghana, Driefontein and Kalahari Gold in South Africa.

The Corcoesto operation has the potential to produce 30,000 ounces of gold annually from a heap leach operation where the loaded carbon would be transported to the El Valle plant for gold extraction. Metallurgical tests on the clay-free material have resulted in gold recoveries of 76% by heap leach using a crush size of 80% <6 millimeters with low reagent consumption. Approval of final environmental and mining permits from the Galician authorities is pending.

Gold mineralization occurs in a well-developed, sheeted quartz vein system forming large silica-rich envelopes within altered metamorphic rocks. From 1998 to 2000, Rio Narcea completed 16.3 kilometers of trenching and 3,734 meters of core drilling in 58 holes. Previous drilling programs by previous owners totaled 11,747 meters in 69 core holes. Five zones within an area of three square kilometers contain a measured and indicated resource of 191,614 ounces of gold in 3.9 million tonnes of material averaging 1.54 g/t. The inferred resources are estimated at 180,275 ounces of gold in 3.7 million tonnes of material averaging 1.53 g/t.

Rio Narcea is a mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company produces gold at its 100%-owned El Valle and Carlés mines and is currently permitting its Corcoesto gold project and conducting a bankable feasibility study on its Aguablanca nickel-copper-PGM deposit.

For further information contact:

Alberto Lavandeira
President and CEO
Tel: (34) 98 583 1500
Fax: (34) 98 583 2159

Laurie Gaborit
Manager, Investor Relations
Tel: (416) 686 0386
Fax: (416) 686 6326

gold@rionarcea.com
www.rionarcea.com

Cautionary Note to U.S. investors: The United States Securities and Exchange Commission permits mining companies, in their filing with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources," "measured," "indicated," and "inferred resources," that the SEC guidelines prohibit us from including in our filing with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30670, available from us by contacting the Investor Relations Department.